# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: XP Inc., CIK 0001787425
CUSIP: G98239109
Title of class of securities: Class A common shares, par value US$0.00001 per share
Address of issuer's principal executive offices: 20, Genesis Close, Grand Cayman, George Town, Cayman Islands (E9), KY-1-1208
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001556915

## Reporting persons
- ARGA Investment Management, LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 18,260,485; sole dispositive power 0; shared dispositive power 24,643,382; aggregate amount beneficially owned 24,643,382 (5.9% of the class)
- Avula Rama Krishna: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 18,260,485; sole dispositive power 0; shared dispositive power 24,643,382; aggregate amount beneficially owned 24,643,382 (5.9% of the class)

## Item 1. Issuer
Name of issuer: XP Inc.
Address of issuer's principal executive offices: 20, Genesis Close, Grand Cayman, George Town, E9 KY-1-1208

## Item 2. Person Filing
Name of person filing: This schedule 13G is being jointly filed by ARGA Investment Management LP (the "Manager"), a limited partnership under the laws of Delaware, and Avula Rama Krishna with respect to the ownership of Class A common shares of the Issuer by the Funds and Separate Managed Accounts (collectively, "Accounts") over which the Manager has investment discretion and/or voting power. The Manager and Avula Rama Krishna are collectively referred to in this Schedule 13G as "Reporting Persons."
Address of principal business office or, if none, residence:
1. ARGA Investment Management, LP: 1010 Washington Blvd., 6th Fl., Stamford, CT 06901
2. Avula Rama Krishna: c/o ARGA Investment Management LP, 1010 Washington Blvd., 6th Fl., Stamford, CT 06901
Citizenship: The Manager is a limited partnership organized under the laws of Delaware. Avula Rama Krishna is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
1. ARGA Investment Management, LP: 24,643,382
2. Avula Rama Krishna: 24,643,382
Percent of class:
1. ARGA Investment Management, LP: 5.9
2. Avula Rama Krishna: 5.9
Sole power to vote or to direct the vote:
1. ARGA Investment Management, LP: 0
2. Avula Rama Krishna: 0
Shared power to vote or to direct the vote:
1. ARGA Investment Management, LP: 18,260,485
2. Avula Rama Krishna: 18,260,485
Sole power to dispose or to direct the disposition:
1. ARGA Investment Management, LP: 0
2. Avula Rama Krishna: 0
Shared power to dispose or to direct the disposition:
1. ARGA Investment Management, LP: 24,643,382
2. Avula Rama Krishna: 24,643,382

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
1. Items 4(a) and 4(b) of Schedule 13G

As of June 30, 2026, the Funds and Separate Managed Accounts (collectively, "Accounts") were the legal owner of 24,643,382 class A common shares. Based on there being 416,559,470 outstanding shares, as reported in Bloomberg, the Accounts' holdings represent approximately 5.92% (rounded to 5.9% for purposes of the filing) of the outstanding shares.

The Manager serves as investment manager to the Accounts and has voting power over 18,260,485 shares and discretionary authority over 24,643,382 shares representing 5.92% (rounded to 5.9% for purposes of the filing) of outstanding shares. Accordingly, the Manager may be deemed to be the beneficial owner of 5.92% (rounded to 5.9% for purposes of the filing) of the outstanding shares.

Avula Rama Krishna owns a significant membership interest in the Manager and as such may be deemed to control shares held by the Manager by virtue of his interest in the Manager.

Each of the Reporting Persons disclaims beneficial ownership of the shares of the Issuer held by the Accounts, except to the extent of any pecuniary interest therefrom, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

2. Item 4(c) of Schedule 13G

As of June 30, 2026, each of the Reporting Persons may be deemed to have the power to vote or to direct the voting of 18,260,485 shares and/or to dispose or to direct the disposition of the 24,643,382 shares held by the Accounts.

Each of the Reporting Persons disclaims beneficial ownership of the shares of the Issuer held by the Accounts, except to the extent of any pecuniary interest therefrom, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

## Signatures
- ARGA Investment Management, LP: /s/ Neda Clark, Neda Clark, Chief Compliance Officer (08/13/2026)
- Avula Rama Krishna: /s/ Avula Rama Krishna, Avula Rama Krishna (08/13/2026)